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                                                                   Exhibit 99.41

                          TRANSITION THERAPEUTICS INC.

                                 Annual Meeting

                            Held on December 12, 2005

                            REPORT OF VOTING RESULTS

                 Pursuant to Section 11.3 of National Instrument
                   51-102 - Continuous Disclosure Obligations

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
                                                                         OUTCOME
MATTER VOTED UPON                                                        OF VOTE
-----------------                                                       --------
1. Appointing the following individuals as directors of the issuer Approved to hold office until the next annual meeting of the issuer or until their successors are appointed or elected:

          (a)  Michael Ashton;

          (b)  Paul Baehr;

          (c)  Tony Cruz;

          (d)  Christopher Henley; and

          (e)  Gary W. Pace.

2.   Appointing PricewaterhouseCoopers LLP, Chartered Accountants, as   Approved
     auditors of the issuer to hold office until the next annual meeting or until their successors are appointed and authorizing the directors of Transition Therapeutics Inc. to fix the remuneration to be paid to the auditors.
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
3.      Approving the amendment to the Stock Option Plan as described    VOTES FOR   VOTES AGAINST
        in the Information Circular                                     ----------   -------------
                                                                        25,214,264    23,096,557
                                                                           52.19%          47.81%
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